E-Mail: gcarney@spectrumlawgroup.com
File No.: 10081.01

July 25, 2006

VIA EDGAR

Ms. Tangela Richtor
United States
Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549
Mail Stop 0304

Re:	GL Energy and Exploration, Inc.
Amendment No. 1 to Information Statement on Schedule 14C
Filed June 27, 2006
File No. 000-31032
Response Letter dated June 27, 2006

Dear Ms. Richtor:

On behalf of our client, GL Energy and Exploration, Inc., a Delaware corporation (“GL Energy”), we are filing herewith an Amendment No. 2 (the “Amendment”) to GL Energy’s Preliminary Information Statement on Schedule 14C filed with the Securities and Exchange Commission (the “Commission”) on April 21, 2006, as amended by Amendment No. 1 to Information Statement filed on June 27, 2006 (the “Information Statement”). The Amendment has been prepared in response to the comments of the staff delivered by way of it letter dated July 12, 2006 (the “Comment Letter”). Set forth below are GL Energy’s responses to the staff’s comments, numbered in a manner to correspond to the order which the staff’s comments were delivered. For your convenience, we have included the original comments from the Comment Letter in their entirety:

Effects of Reverse Split, page 5

Tangela Richtor
United States
Securities and Exchange Commission
July 25, 2006

1.
We note that you state the only after the reverse split will there be sufficient common stock available to honor full conversion of the Series A Preferred Stock. Please provide us with your analysis of why the disclosure required by Item 11 of Schedule 14A in regard to American Southwest Music Distribution is not required. Please refer to Note A on Schedule 14A and Item 1 of Schedule 14C.

Response: We have reviewed Item 11. Authorization or Issuance of Securities Other than for Exchange and Note A on Schedule 14A and Item 1 of Schedule 14C. Our analysis is that full conversion of the series A preferred is not required to complete GL Energy’s acquisition of all of the outstanding equity of American Southwest. Due to the voting rights contained in the series A Preferred, which are disclosed in the Information Statement and the Amendment, Messrs. Michery and Puckett control approximately 94% of the voting rights of GL Energy regardless of conversion of their series A preferred stock and accordingly the reverse stock split is not required to consummate the transaction. GL Energy’s inability to honor full conversion of the series A preferred stock will not give American Southwest’s shareholders a right to rescind or unwind the transaction described above. As such, we did not deem Item 11 disclosure required in the Information Statement.

2.	Please briefly describe the consequences of not obtaining shareholder approval of the reverse stock split.

Response: The requested disclosure has been included.

Oral Comments provided by the Staff

In a voicemail on July 13, 2006, the Staff provided two additional comments: (i) a request to revise the language on the first page of the Information Statement to clarify that the common and preferred holders vote together as a single class only and to remove language stating that the preferred holders vote separately and (ii) to remove Marcus Sanders from the Beneficial Ownership table due to his recent resignation as Chief Operating Officer and General Counsel of GL Energy.

Response: Both of these comments have been addressed and are reflected in the Amendment.

Tangela Richtor
United States
Securities and Exchange Commission
July 25, 2006

On behalf of GL Energy, please be advised that GL Energy has endeavored to respond fully to each of the staff’s comments. We acknowledge and understand that any comment from the staff regarding these issues would not be binding and would not commit the staff in any manner. Further, GL Energy acknowledges in a separate letter of even date herewith that:

1.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise us as soon as possible if the staff has any further comments relating to the Information Statement or the Amendment. You can contact the undersigned at (949) 679-9560. Thank you in advance for your courtesy and cooperation.

Very truly yours,

SPECTRUM LAW GROUP, LLP

/s/ Gregory R. Carney

Gregory R. Carney

cc: David Michery